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                                 UNITED STATES                      OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION     -------------------------
                             Washington, D.C. 20549            OMB Number:    3235-0145
                                                               Expires: August 31, 1999
                                 SCHEDULE 13D/A                Estimated average burden
                                                               hours per form ... 14.90
                                                              -------------------------
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                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             The McClatchy Company
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                               (Name of Issuer)

                             Class A Common Stock
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                        (Title of Class of Securities)


                                 579489  10  5
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                                (CUSIP Number)

                          Karole Morgan-Prager, Esq.
                    Vice President and Corporate Secretary
                             The McClatchy Company
                         2100 Q Street, P.O. Box 15779
                             Sacramento, CA  95952
                                (916) 321-1828
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 27, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------------                                 ---------------------
CUSIP No. 579489 10 5                                        Page 2 of 5 Pages
--------------------------                                 ---------------------
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1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kevin Sorensen McClatchy
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                        (b)  [_]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS (See Instructions)

           Not applicable
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [_]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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  NUMBER OF
    SHARES          7   SOLE VOTING POWER
 BENEFICIALLY
    OWNED BY            908,120
    EACH            ------------------------------------------------------------
  REPORTING         8   SHARED VOTING POWER
    PERSON
     WITH               0
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        908,120
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           908,120
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE SHOWN IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                         [_]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2
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14         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                    (2 of 5)

     Kevin Sorensen McClatchy hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on May 26, 1992 and as amended, relating to his beneficial ownership of the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of The McClatchy Company:

Item 1.  Security and Issuer

       No amendment.

Item 2.  Identity and Background

       (a)  Name:  Kevin Sorensen McClatchy

       (b)  Business Address: 600 Stadium Circle, Pittsburgh, Pennsylvania
            15212.

       (c) Present principal occupation and the name, principal business address of any corporation or organization in which such employment is conducted: Managing General Partner and Chief Executive Officer of the Pittsburgh Pirates Major League Baseball Team, 600 Stadium Circle, Pittsburgh, Pennsylvania 15212.

       (d) During the last five years, Kevin Sorensen McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, Kevin Sorensen McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Citizenship:  United States.

Item 3.  Source and Amount of Funds or Other Consideration

       No amendment.

Item 4.  Purpose of Transaction

     Pursuant to the will of Charles K. McClatchy, deceased (the "Will"), 2,250,000 shares of the Class B common stock of The McClatchy Company (the "Class B Common Stock"), each share of which is convertible into one share of Class A common stock, were held in a trust. As reported in the Initial Statement, upon the death of the trust's income beneficiary on May 14, 1992, the trust terminated and 312,500 shares of Class B Common Stock passed pursuant to the terms of the Will to Kevin Sorensen McClatchy.

     Kevin Sorensen McClatchy became the sole beneficial owner of an additional 170,468 shares of Class B Common Stock upon the termination of a trust on December 16, 1993.

     On January 30, 1996, the estate of Charles K. McClatchy distributed through a trust 250,000 shares of Class B Common Stock to Kevin Sorensen McClatchy, beneficiary of the trust.

                                   (3 of 5)

                                 SCHEDULE 13D

     On January 27, 2000, the estate of Charles K. McClatchy distributed through a trust 199,527 shares of Class B Common Stock to Kevin Sorensen McClatchy, beneficiary of the trust.

     The share totals provided above give effect to a 5-for-4 stock split effected by the Company in January 1997.

Item 5.  Interest in Securities of the Issuer

       (a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Kevin Sorensen McClatchy is 908,120 and the percentage of the Class A Common Stock beneficially owned is approximately 5.2, based on the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

       (b) The number of shares of Class A Common Stock as to which Kevin Sorensen McClatchy has:

            (i)    Sole power to vote or direct the vote:  908,120;

            (ii)   Shared power to vote or direct the vote:  0;

            (iii)  Sole power to dispose or direct the disposition of:  908,120;

            (iv)   Shared power to dispose or direct the disposition of:  0.

       (c)  None.

       (d)  None.

       (e)  Not applicable.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       No amendment.

Item 7.  Material to be Filed as Exhibits

       None.

                                   (4 of 5)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 20, 2000                         /s/ Kevin S. McClatchy
                                               --------------------------------
                                               Signature

                                               Kevin S. McClatchy
                                               --------------------------------
                                               Name/Title


                                    (5 of 5)